Exhibit 2.1.1

FIRST AMENDMENT

TO THE

ASSET PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO THE ASSET PURCHAE AGREEMENT (this “First Amendment”) is made and entered into this 4th day of January 2005, by and among CAIS Acquisition LLC, a Delaware limited liability company (“Buyer”), InPhonic, Inc., a Delaware corporation and parent company to Buyer (“InPhonic”) and A1 Wireless USA, Inc., a New York corporation (“Seller”). Buyer, InPhonic and Seller are sometimes collectively referred to herein as the “Parties.”

RECITALS

A.	Seller, Buyer, InPhonic and certain other parties have entered into that certain Asset Purchase Agreement having an effective date of December 17, 2004 (the “Agreement”) with respect to, among other things, the purchase by Buyer from Seller of all of Seller’s right, title, and interest in and to all of the Acquired Assets and the assumption by Buyer of the Assumed Liabilities in accordance with the terms and conditions of the Agreement.

B.	The Parties now desire to modify certain terms and conditions of the Agreement as more particularly provided in this First Amendment.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in the Agreement and in this First Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller, Buyer and InPhonic hereby agree as follows:

AGREEMENT

1.    Defined Terms.    All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

2.    Revised Purchase Price.    Seller and Buyer desire to revise Section 2.5(a) of the Agreement to increase the Purchase Price paid by Buyer to Seller to reflect the Seller’s pre-payment of certain advertising contracts assumed by Buyer on the Closing Date. To effect this revision, the Parties have agreed to delete Section 2.5(a) in its entirety and replace each paragraph with the following provisions:

(a) The consideration to be paid by Buyer to Seller for the Acquired Assets (the “Purchase Price”) is: (i) Ten Million Seven Hundred Thousand Dollars ($10,700,000) in cash; plus (ii) 160,226 shares of InPhonic Common Stock having a value of Four Million Two Hundred Thousand Dollars ($4,200,000) as of the Effective Date, which number of shares was obtained by dividing (a) $4,200,000 by (b) the average closing market price for InPhonic’s Common Stock on the NASDAQ Stock Market (excluding after-hours trading) for the ten (10) day trading period preceding the Effective Date (the “Stock Consideration”); plus (iii) the

Assumed Liabilities; plus (iv) the Earn Out Payment, if any, as provided in Section 2.6; plus (v) Twenty-Five Thousand One Hundred One Dollars and 84/100 ($25,101.84) for payment to Seller for Seller’s prepayments of amounts due and paid by Seller for advertising under the Dreams Productions Agreement and the Insertion Order Number 318 with Yahoo that are assumed by Buyer at the Closing. The Purchase Price is being paid for the transfer, sale, conveyance, assignment, transfer and delivery to Buyer of the Acquired Assets, as provided herein, and in reliance on the representations and warranties, covenants and other agreements made by Seller in this Agreement.

As of the Effective Date, the cash portion of the Purchase Price reflected in Section 2.5(a) (i) above will be deposited by Buyer and/or InPhonic on Buyer’s behalf into an escrow account with the Escrow Agent and be held in accordance with the terms of Section 2.6 and the Escrow Agreement substantially in substantially the form attached hereto as Exhibit K. The cash portion of the Earn Out Payment will deposited by Buyer in an escrow account with the Escrow Agent if an Earn Out Payment is earned by Seller as provided in Section 2.6. The certificates evidencing the Stock Consideration in Section 2.5(a)(ii) above and the Earn Out Stock in Section 2.5(a)(iv) above will be delivered to the Escrow Agent as soon as practable after the Effective Date, but in no event later than the Closing Date. The cash payment under Section 2.5(a)(v) will be paid by Buyer to Seller by wire transfer on the Closing Date. Each Party acknowledges and agrees that all fees and expenses of the Escrow Agent shall be divided equally between Buyer and Seller and paid by each Party when due.

3.    Entire Agreement.    The Agreement, as amended by this First Amendment, embodies the entire understanding among Seller, Buyer, InPhonic and the Principals with respect to the subject matter thereof and hereof and can be changed only by an instrument in writing executed by all of the Parties.

4.	Conflict of Terms. In the event of a conflict or inconsistency between the terms, covenants, conditions and provisions of the Agreement and those of this First Amendment with respect to Section 2.5(a) of the Agreement, the terms, covenants, conditions and provisions of this First Amendment shall control and govern the rights and obligations of the Parties.

5.    Ratification.    Except to the extent amended hereby or inconsistent herewith, all of the terms, covenants, conditions and provisions of the Agreement shall remain in full force and effect, and the Parties hereby acknowledge and confirm that the same are in full force and effect.

6.    Execution.    This First Amendment may be executed in one or more counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument. Facsimile signatures shall be accepted by the Parties as originals.

[Signatures begin on following page]

IN WITNESS WHEREOF, the Parties hereto have executed this First Amendment as of the date first above written.

CAIS ACQUISITION LLC

By:	/s/ Lawrence S. Winkler
Name:	Lawrence S. Winkler
Title:	Authorized Officer of sole Member

INPHONIC, INC.

By:	/s/ David A. Steinberg
Name:	David A. Steinberg
Title:	Chief Executive Officer

A1 WIRELESS USA, INC.

By:	/s/ Andy Sinha
Name:	Andy Sinha
Title:	Chief Executive Officer